Exhibit 99.1

Bitauto Announces Changes to Board of Directors

BEIJING, March 5, 2015 /PRNewswire/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced the appointment of Mr. Jun Hou as an independent director to its board of directors (“the board”), effective March 5, 2015.

Mr. Jun Hou is currently chairman of Yanyuan Alumni (Beijing) Investment Management Limited, where he manages the Entrepreneur’s Training Camp of Peking University. Mr. Hou has extensive experience in China’s Telematics sector. He was the co-founder and served as the honorary chairman of the board of directors of Autonavi Holdings Limited, (“Autonavi”), from May 2013 to July 2014 and the chairman from April 2002 to May 2013. Mr. Hou also held the position of chief executive officer of Autonavi from April 2002 to October 2009. From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong Industrial Co., Ltd. Prior to this, he worked at China Science and Technology International Trust and Investment Corporation from August 1990 to August 1993. Mr. Hou received a bachelor’s degree in Chinese from Peking University in China.

In addition, Mr. Sidney Xuande Huang, chief financial officer of JD.com, Inc. (“JD.com”) and previously an independent director of Bitauto, remains on the board of directors of the Company as a director designated by JD.com. Mr. Huang has ceased to be a member of the audit committee of the board in accordance with the Company’s strategic partnership with JD.com and Tencent, announced on January 9, 2015. Mr. Huang is succeeded by Mr. Erhai Liu as chairperson of the audit committee of the board, effective March 5, 2015.

The audit committee changes were made to meet the relevant New York Stock Exchange standards on audit committee composition, pursuant to which, the Company’s audit committee of the board of directors is now comprised of three members, Mr. Erhai Liu, Ms. Yu Long and Mr. Jun Hou, all of whom are independent directors.

Furthermore, the Company also announced that Mr. Weihai Qu resigned as director of the Company, effective March 5, 2015. Mr. Qu will continue to serve as a senior vice president of the Company and chief executive officer of CIG, Bitauto’s digital marketing solutions business.

William Bin Li, chairman and chief executive officer of Bitauto, commented, “I am delighted to welcome Mr. Jun Hou as our independent director and look forward to drawing on his rich experience in the industry to further strengthen our board of directors. Following the announcement of our strategic partnership with JD.com and Tencent earlier this year, we look forward to working with Sidney to develop our leading automotive e-commerce platform to provide enhanced online automotive transaction services to car buyers across China. Finally, I would like to sincerely thank Mr. Weihai Qu for his extensive and invaluable contributions over the last 10 years as our director.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business. The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Bitauto does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Bitauto IR Department

Suki Li

Tel: (86) 10 68492145

Email: ir@bitauto.com

Brunswick Group

Rachael Layfield

Tel: (86) 10 59608600

Email: bitauto@brunswickgroup.com

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